TRANSMISSÃO PAULISTA

RECEIVED

2005 SEP 23

Data São Paulo, September 13, 2005

Ref.CT/F/04110/2005

05011424

SUPPL

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing a copy of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista's Call Notice of Relevant Fact, regarding the payment of interest on own capital, published on 09/13/2005, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

PROCESSED
SEP 23 2005
THOMSON FINANCIAL

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

9/23

Enclosure: as above mentioned

Copy to: Arianna Ferreira-Foley
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company – CNPJ 02.998.611/0001-04

Relevant Fact

We inform the shareholders and the market that the Board of Directors, in a meeting held on 09/12/2005, deliberated on the following:

1. Approve the estimate review to execute the investment program of the Company, establishing the new limits in R$ 373,100,000.00 for 2005 and R$ 725,000,000.00 for 2006. Such a review resulted from the evaluation made concerning the execution pace of the works stated in the pluriannual budget approved, maintained the authorized works and the respective budgets in such a review, enhancing the undertakings mentioned in ANEEL Resolutions 545/03, 197/04, 363/04, 64/05, including the undertaking defined by ANEEL Resolution 247/05. The impacts of such a review in the disbursement schedule for 2007 and 2008 will be opportunely informed.
2. Destine to the shareholders, as interest on own capital, the amount of R$ 95,000,000.00, corresponding to R$ 0.636366 per lot of a thousand shares, for book credit on 09/30/2005 and payment on 10/07/2005, as provided for in paragraph 3, of article 31 of the Bylaws and paragraph 7, of article 9 of the corporate Law. Such a deliberation resulted from the review mentioned in item 1, above, also considered the reestimate of revenues and expenses of the Company.

Considering the amount mentioned in item 2, above, the income tax collection will incur according to the legislation in effect, except for the legal entities exempted, through the remittance of corroborating documents until 09/22/2005 to CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, at Rua Bela Cintra, 847, 6° andar, CEP 01415-903. The shareholders stated in the share position ascertained on 09/22/2005 shall be entitled to the interest on own capital, being the shares negotiated as from 09/23/2005 in the Stock Exchanges considered "ex-interest on own capital". The value regarding the payment of interest above may be deducted from the amount of dividends to be paid, as granted by the legislation and Bylaws of the Company.

Banking Credit of Interest on Own Capital

The shareholders will receive the credit according to the record supplied to Banco Itaú S/A, depositary institution of the shares of this Company. The shareholders whose register is not updated (does not have the number of CPF/CNPJ, or banking credit option) will have their revenue credited within 3 (three) working days after their register updating. In this case, the updating may be made in the below mentioned branches or through correspondence addressed to the *Superintendência de Serviços para Empresas* (Services Superintendence for Companies), at Av. Engenheiro Armando de Arruda Pereira, 707 - São Paulo - SP, CEP 04344-902. The shareholders that use fiduciary custody will have the credit of the revenue made according to record supplied to the Stock Exchanges. There will be no monetary adjustment of the values to be paid.

Branches of Banco Itaú S/A

São Paulo (SP) – R. Boa Vista, 176 – 1° subsolo, Centro, CEP 01014-000, fone: 11 3247-3138;
Rio de Janeiro (RJ) – R. 7 de Setembro, 99 - subsolo, Centro, CEP 20050-005, fone: 21 2508-8086;
Belo Horizonte (MG) - Av. João Pinheiro, 195 - térreo, Centro, CEP 30130-180, fone: 31 3249-3524;
Brasília (DF) - SC Sul Quadra 3 - Ed. D' Ângela – bl. A, sobreloja, Centro, CEP 70300-500, fone: 61 316-4850;
Curitiba (PR) – R. João Negrão, 65, sobreloja, Centro, CEP 80010-200, fone: 41 320-4128;
Porto Alegre (RS) – R. Sete de Setembro, 746 - térreo, Centro, CEP 90010-190, fone: 51 3210-9150;
Salvador (BA) - Av. Estados Unidos, 50 - 2° andar, Ed. Sesquicentenário, CEP 40010-120, fone: 71 319-8010.

São Paulo, September 12, 2005

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director